LORD ABBETT MUNICIPAL INCOME FUND, INC.

90 Hudson Street

Jersey City, NJ 07302

July 30, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lord Abbett Municipal Income Fund, Inc.
Request to Withdraw Registration Statement on Form N-14
SEC File No.: 333-168350

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Lord Abbett Municipal Income Fund, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form N-14 (File No. 333-168350) filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2010, together with all exhibits thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it intends to re-file a registration statement on Form N-14 that is substantially similar to the Registration Statement, but omits the proposal regarding the redomestication of certain series, which will be filed separately with the SEC on Schedule 14A. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477 under the Securities Act.

The Company confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the Prospectus/Proxy Statement specifically relating to the proposed reorganizations contained therein. The Company also confirms that because no fees were paid in connection with the filing of the Registration Statement, the Company is not seeking reimbursement or credit that would otherwise be available in accordance with Rule 457(p) under the Securities Act.

We respectfully request that the written order granting withdrawal of the Registration Statement be provided as soon as practicable and sent to the undersigned at the address above. If you have any questions or comments, please do not hesitate to contact the undersigned at (201) 827-2225, Brooke A. Fapohunda at (201) 827-2279, or Matthew A. Chambers, Esq., of WilmerHale, counsel to the Company, at (202) 663-6591.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary